SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY-HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE 231ST

ORDINARY BOARD OF DIRECTORS’ MEETING

1. PLACE: Rua José Izidoro Biazetto, 158, Bloco A, in the city of Curitiba, state of Paraná, with attendance of the Board members via video conferencing. 2. DATE: October 19, 2022, at 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI - Chair; and VICTÓRIA BARALDI MENDES BATISTA - Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The Board of Directors:

I.	received information and discussed the Company’s financial standing and budget execution;
II.	unanimously deemed that the proposal for the earnings distribution in the form of Interest on Equity - IoE is adequate to be submitted for resolution at the Extraordinary Shareholders’ Meeting, whose call is hereby authorized, and its date to be fixed;
III.	received information and discussed the key assumptions underlying the Company’s 2023 Corporate Budget;
IV.	analyzed and discussed information about the planning of the independent audit work of the Company’s 2022 Financial Statements to be carried out by Deloitte Touche Tohmatsu Auditores Independentes;
V.	unanimously resolved, after listening to the Statutory Audit Committee, to approve the review of the Integrated Corporate Risk Management Policy;
VI.	unanimously resolved to approve the replacement of the large circulation newspaper for the Company's legal publications by the Valor Econômico newspaper and forward the change for final approval at the Extraordinary Shareholders’ Meeting;
VII.	analyzed and discussed information about cybersecurity actions implemented in the Company;
VIII.	unanimously resolved to approve the Board meetings’ 2023 calendar;
IX.	received a report from the Statutory Audit Committee about various matters and discussed the topics presented;
X.	received a report from the Investment and Innovation Committee and the Sustainable Development Committee, and discussed the matters presented;
XI.	received a report from the Chief Executive Officer on several corporate subjects and discussed the matters; and
XII.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTONIO BOLOGNA; and VICTÓRIA BARALDI MENDES BATISTA - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 231st Ordinary Board of Directors’ Meeting drawn up in Company’s Book No. 13.

VICTÓRIA BARALDI MENDES BATISTA

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date October 20, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.